9/24

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiseido Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

FILE NO. 82- 3311 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 9/24/02

SHISEIDO

ANNUAL REPORT 2002

For the year ended March 31, 2002



Through the creation of true value and exceptional quality, we strive to help our customers realize their dreams of beauty, well-being and happiness.

Joining forces with partners who share our aims, we act in a spirit of sincere cooperation and mutual assistance.

We aim to win the support of our shareholders by retaining earnings for future investments and paying dividends which come from sound business results, and to uphold their trust through transparent management practice.

The individuals who make up our workforce—in all their diversity and creativity—are our most valuable corporate asset. We strive to promote their professional development and to evaluate them fairly. We recognize the importance of their personal satisfaction and well-being, and seek to grow together with them.

We respect and obey all laws in all regions in which we do business. Safety and preservation of the natural environment are our highest priorities. In cooperation with local communities and in harmony with international society, we call on our cultural resources in creating a global, beautiful, cultured lifestyle.

Management's Message 1
(Financial Highlights .... 2)
Cosmetics 5
Toiletries and Other Businesses 9
Shiseido Group Brand Portfolio 12
Research and Development 14
Together with Society 15
Financial Section 16
Six-Year Summary 16
Management's Discussion and Analysis 17
Consolidated Financial Statements 20
Notes to the Consolidated Financial Statements .. 25
Report of Independent Accountants 35
Global Network 36
Corporate Information 37

Management's Message

A Year of Positive Change

Shiseido marks its 130th year of operations in 2002. From the Company's start, we have helped to make people's lives beautiful by consistently offering high-quality products and services that incorporate advanced skin-care technologies based on both "soft" (behavioral) and "hard" (physical) scientific principles. Our quest to establish Shiseido as a prominent Skin-Care House has considerably accelerated our progress in such areas as research and development, sales-counter activities, and customer service.

For the past several years, total sales of the domestic cosmetics market have remained stable at approximately ¥1.5 trillion annually. The characteristics of this market have changed significantly, by contrast, reflecting various socioeconomic shifts in recent years. One especially notable change has been the emergence of a dichotomy in cosmetics purchasing patterns among consumers in Japan. On the one hand, the protracted deflationary period has led consumers in general to expect and seek out lower-priced products. On the other hand, women's growing financial independence has altered their sense of value, which in turn has boosted demand for increasingly functional and high-value-added products. At the same time, the domestic cosmetics market has seen the emergence of new sales channels, notably, drugstore chains, convenience stores, and Internet-based merchants. Finally, competition in our industry has intensified recently in line with overseas companies' efforts to expand their market shares in Japan and elsewhere in Asia.

In this evolving market environment, Shiseido is re-emphasizing its commitment to customer benefit. Accordingly, the Company's domestic cosmetics business reforms focus on the sales counter, the point of direct contact with customers. Already, we have begun to see improvements in areas directly linked to our retail sales, including store development, product selection, and customer interfacing.



Chairman (Representative Director) Akira Gemma — President & CEO (Representative Director) Morio Ikeda — Vice President/Corporate Senior Executive Officer (Representative Director) Shigeo Shimizu

As part of our structural reforms during the year ended March 31, 2002, we encouraged all Shiseido chain stores to install point-of-sale (POS) systems. Using POS data, we intend both to reinforce our consultation-based sales and to establish a production system that more accurately reflects actual demand. We expect these efforts to result in a lower quantity and higher quality of inventory holdings.

Reforms focusing on the sales counter

Some 16,000 chain stores carrying Shiseido products now have on-line POS terminals linked directly with the Company. Information provided by this on-line network is already yielding various benefits. For example, sharing customer-related information with Shiseido chain-store retailers helps our sales managers to implement more effective consultation-based sales and marketing, in addition to ensuring an optimal supply of products based on actual demand. Also, real-time access to customer-related information leads to cost reductions by way of improvements in production and sales efficiency.

In the year under review, we complemented these structural reforms with programs of reform at the accounting level. For example, we introduced a new method of reporting inventories with the aim of expediting the amortization of maldistributed inventories. Also, we revised our returned-goods adjustment reserve to minimize the negative effects of product returns.

Shiseido's revised business contracts with chain-store retailers shift the focus of our rebate system from retailers' product purchases to their over-the-counter product sales. Similarly, our evaluation of sales managers is now based on over-the-counter sales. As a result of these incentive system changes to our business contracts, we are rejuvenating retail-level activity.

Having revised our business contracts with chain-store retailers, these retailers and the Company's sales managers now share a common goal: higher over-the-counter sales. Thanks to the introduction of POS terminals at Shiseido chain stores, we have in place an information network that allows us both to achieve this goal and to provide higher customer satisfaction. Meanwhile, we are building a system that will enable us to optimize inventories, with no accompanying risk of empty shelf space.

In March 2002, the Company transformed its sales affiliate into a wholly owned subsidiary. This move is intended to link the Company directly to the cosmetics business sales front, thereby consolidating the Shiseido Group and accelerating management decision-making.

Financial Highlights

	2000	2001	2002	2002
For the year:		*Millions of yen*		*Thousands of U.S. dollars*
Net sales	¥596,643	¥595,152	¥589,962	$4,538,171
Income from operations	37,996	32,291	25,572	196,708
Net income (loss)	15,294	(45,092)	(22,768)	(175,136)
At year-end:				
Total assets	657,425	665,247	664,041	5,108,008
Shareholders' equity	431,721	361,696	345,667	2,658,981
Per share data:		*Yen*		*U.S. dollars*
Net income (loss)	¥36.7	¥(106.8)	¥(54.6)	$(0.42)
Cash dividends	16.0	16.0	16.0	0.12

Notes: 1. Net income (loss) per share is calculated on the average number of shares outstanding in each year.
2. U.S. dollar amounts are converted from yen, for convenience only, at the rate of ¥130=US$1.

- In our domestic cosmetics business, over-the-counter sales declined slightly for the full year, despite a healthy recovery in the second half. In our toiletries business, we made a significant adjustment of distribution inventories and thereby lowered them to appropriate levels amid growing competition from overseas manufacturers.
- Overseas, we launched the *SHISEIDO The Makeup* line. Overall, overseas sales gained nearly 14% in local-currency terms.
- Income from operations declined owing to reduced domestic shipments and to expenses associated with the strategic implementation of structural reforms and marketing initiatives.
- The Company posted a net loss for the year, chiefly reflecting a devaluation of securities holdings and an amortization of certain products in accordance with new legal requirements.

"I do. Shiseido." Finalizing Structural Reform

While we have dubbed the period under review "a year of positive change," the current fiscal year, ending March 31, 2003, marks the beginning of Shiseido's Revival Stage. The chief goal of our Revival Stage is dramatic progress in transforming Shiseido into a truly global corporation. To rally our efforts toward achieving this goal, the entire Shiseido Group has adopted a new slogan: "I do. Shiseido." This reflects both our resolve to finalize our ongoing structural reform and our focus on reforming the attitudes of individual employees, who play an especially crucial role in our business. With this in mind, we shall execute three broad-based management strategies, outlined below.

Accelerate sales-counter-focus reforms to re-establish Shiseido's unquestioned predominance in the domestic cosmetics market.

In 1923, Shiseido led the domestic cosmetics industry in establishing a distribution model consisting of a network of independent chain-store outlets. Since that time, the Company has contributed greatly to the growth of the cosmetics industry in Japan. Retaining the basic features of our chain-store distribution model, we aim to establish a 21st-century supply chain that is highly responsive to changing market conditions.

Beginning from the year under review, we are creating a sales framework that directly links the Company's net sales to over-the-counter sales. The core of this framework, which is focused on the sales counter and geared to consultation-based sales, is an information infrastructure consisting of POS terminals and an in-house local area network (LAN). This infrastructure facilitates smooth communications between the Company's sales managers and Shiseido chain-store retailers, including product information, sales results, and advice on customer services. Moreover, by effectively using POS terminals at retail outlets we shall accelerate our sales-counter-focus reforms to cover not only sales, customer interfacing, and services but also all other elements of the value chain, including product development, advertising and promotion, production, and distribution.

Recent revisions to our business contracts with chain-store retailers encourage Company sales managers and retailers to make mutual efforts to expand over-the-counter sales. Meanwhile, our revised business contracts with large-scale affiliated retailers are geared toward mutual increases in profitability and growth.

In these and other ways, we intend to accelerate our reforms to re-establish Shiseido's unquestioned predominance in the domestic cosmetics market.

Shift management's focus from revenues to profits.

The ultimate goal of our shift in management's focus from revenues to profits is a dramatic improvement in profitability for the Shiseido Group. Accordingly, we shall strive to hold down overall costs and otherwise maximize cost-effectiveness throughout our operations. As a result, we expect to create a cost structure that ensures not only consistent profitability but also sustainable profit growth, even amid changing operating conditions.

For the year ending March 31, 2003, we aim to nearly double income from operations, to ¥47 billion. Thereafter, we expect to achieve a return on equity (ROE) of 7%. In addition, we consider an operating income ratio of 10% to be the minimum acceptable level for the Group and therefore expect to achieve this in the near future.

Work resolutely on a Groupwide basis to ensure Shiseido's revival and future growth.

To ensure Shiseido's revival and future growth, we must complement current reforms with expansion into new growth areas. In the domestic cosmetics business, while continuing to accelerate sales-counter reforms we shall also seek to create innovative cosmetics retail outlets based on novel concepts. Meanwhile, we are considering the joint establishment of new sales channels with other manufacturers in our industry as well as with large-scale retailers, apparel makers, and others.

We plan to utilize our information infrastructure linking the Company on line with chain-store outlets as a strategic tool for establishing a 21st-century chain-store model. To achieve this goal, we shall integrate POS data with various types of customer information, including skin diagnosis data, inquiry records, and product purchase histories. In this way, we shall build a uniquely effective marketing system.

Aiming for Groupwide expansion in our overseas cosmetics business, we shall continue to target high-growth markets, especially in Asia, and allocate managerial resources accordingly.

The rejuvenation of employee attitudes is an important factor in Shiseido's revival and future growth. In recent years, we have implemented various programs to motivate staff. For example, we recently introduced the Internal Free Agent System, which allocates individual employees to job types and locations in line with their expressed goals and preferences. In addition, under our Patent Incentive System we have uncapped performance bonuses for employees who particularly excel in developing patentable technologies and business models. Furthermore, we shall make all efforts to create a more comfortable workplace for our female staff, who make up the large majority of our workforce. In general, all present and future in-house systems shall be revised and designed to create a working environment that brings out the best in each and every one of our employees.

In line with our structural reforms, we have raised the impartiality and transparency of management in order to strengthen and fully legitimize Shiseido's corporate governance in the eyes of all stakeholders. To this end, we have introduced a corporate officer system and a one-year tenure system for directors. Related measures include the establishment of an Advisory Board and a Remuneration Committee. To maximize the effectiveness of these initiatives, during the fiscal year currently under way we already have drastically reduced the number of Shiseido directors. This move is intended to accelerate decision-making by the Board of Directors, clarify business enforcement responsibilities, and enhance overall management flexibility.

We look forward to the continuing support and cooperation of our shareholders and other stakeholders in these and in all of our other endeavors.

June 27, 2002

Akira Gemma
Chairman (Representative Director)

A. Gemma

Morio Ikeda
President & CEO (Representative Director)

Morio Ikeda

Shigeo Shimizu
Vice President/Corporate Senior Executive Officer (Representative Director)

S. Shimizu

Product Line Cultivation

Marketing Initiatives

Cosmetics

Global Presence


clé de peau
BEAUTÉ
la crème

Product Line Cultivation



SHISEIDO The Skincare



SHISEIDO The Makeup


REVITAL
REVITAL

Revital

As part of the Company's marketing reform initiatives, we are revamping our mainstay product lineup. Specifically, we are streamlining and narrowing the focus of our product line portfolio, as well as consolidating our product line management system.

Streamlining and narrowing the focus of our product line portfolio

We are currently in the process of significantly reducing the total number of our product lines, including those marketed under the FITIT business name. At the same time, we are narrowing the focus of our product lineup, chiefly to skin-care products. We expect these two activities to support our chief marketing reform goal of establishing powerful lines with distinct identities by the year ending March 31, 2005. As we consider which of our existing product lines to retain for cultivation, we shall prioritize those lines that show strong near-term potential to generate more than ¥10 billion annually in over-the-counter sales.

Consolidating our product line management system

For global brands and lines, such as *Clé de Peau Beauté*, *SHISEIDO The Skincare*, and *SHISEIDO The Makeup*, we are consolidating our product line management system chiefly by unifying products and sales strategies. For specialty lines, leading lines, and FITIT brands, which are chiefly sold in the domestic market, we are reorganizing our overall lineup into use-related subsegments, including skin care, makeup, and hair care. Here, we have created a system that clearly delineates product development and marketing development responsibilities according to the specific characteristics of each line.

The central focus of our product line cultivation initiative is the sales counter, the point of face-to-face exchange with customers. To make the most of this exchange, we are developing marketing strategies optimally tailored to the characteristics of each sales channel. For example, in Shiseido chain stores and at department stores, where counseling-based sales are emphasized, we intend to cultivate stronger customer loyalty by highlighting enhanced product efficacy, promoting consistent brand images, and fine-tuning our information transmission capabilities. Here, the POS information systems now installed in most Shiseido chain stores will be of great benefit. We have adopted a different set of marketing strategies for general merchandisers, drugstores, and other mass-market-oriented sales channels. In such channels, we plan to introduce appealing, customer-attracting products and employ merchandising techniques that optimize the quality of interaction with customers. To complement these activities, we shall strategically employ mass-media advertising tools and selectively display sample products in high-visibility venues.

Marketing Initiatives

Carving out new sales channels

As already noted, consumption patterns currently evident in Japan form a dichotomy between customers prioritizing lower-priced self-selection items and those primarily seeking high-value-added products. Given these widely divergent purchasing patterns, we are broadening and strengthening our existing sales channels for the SHISEIDO brand while at the same time actively carving out new niche markets.

The entry of more and more women into the workforce is supporting a large and growing market for catalog-based mail-order cosmetics sales. Meanwhile, demand for natural-ingredient health products continues to grow. In an effort to fully exploit these two trends, we launched in October 2001 a new natural-image brand, *Sokamocka* (literally, grass, flower, tree, and fruit), sold via mail-order catalog through KINARI Inc., a wholly owned subsidiary. Using highly personalized and interactive marketing techniques made possible by the Internet, we intend to eventually nurture this brand into a highly competitive element of our overall cosmetics business.

In November 2001, we introduced a new skin-care brand developed in cooperation with the National Federation Cosmetic Retail Cooperative. Named *Kiryo*, this new brand is available for sale only at Cooperative member stores, which number some 11,000 nationwide. To promote *Kiryo*, individual Cooperative member stores have placed advertisements on various cosmetics-related Web sites, which cumulatively reach approximately 120,000 subscribers. In this way, we have complemented our existing portfolio of dedicated specialty-store lines. We shall continue to build new relationships in which Shiseido, as the manufacturer, works together with established retailers in brand development and promotion.



Sokamocka

Advertising and promotional activities

Shiseido's advertising and promotional activities are designed to effectively communicate brand value to customers. Our strategic range of advertising and promotional activities employ various venues and media formats, including beauty centers, television commercials, special promotional events, and limited-edition product offers.

With the goal of gathering local market information and promoting the Company's products, we established our first beauty center in Hong Kong in 1968. Since then, we have established centers in 17 other locations, chiefly in Asia. Rather than sell cosmetics, these beauty centers host beauty-related educational forums for potential customers, who are also encouraged to freely test our products. In the domestic market, we opened Cosmetic Garden [C] in Tokyo in 1994, which has attracted more than 2.7 million visitors since its inauguration.

In February 2001, we launched *Keshowakusei* (literally, cosmetics planet) as a dedicated convenience-store brand. Since then, we have continually implemented innovative strategies aimed at attracting and cultivating a growing group of loyal users for this brand. Particularly successful strategies include a joint TV advertising campaign, Internet-based information forums, and prize-offering events conducted jointly with convenience-store operators. In addition, we maintain a fresh brand image by introducing a new product every two months.

Global Presence

Aiming for Excellence in Asia


Salon des Cosmétiques store, in central Beijing

Since entering the Taiwanese market in 1957, Shiseido has steadily expanded its overseas business activities. For the year ended March 31, 2002, overseas sales accounted for 22.4% of the Company's total revenues. Moving forward, we intend to continue seeking out new sales and profit growth opportunities, chiefly in Europe and North America. At the same time, we shall target fast-growing markets in Asia, particularly mainland China.

Shiseido began exporting products to China in 1981. In 1991, we established a manufacturing operation in Beijing and subsequently began local production and sales of *Aupres*, a prestige product category brand designed for and sold exclusively in the Chinese market. Since its establishment in 1998, our Shanghai operational base has manufactured the *Za* brand, targeted at the quickly growing middle market.

We recently reinforced local marketing activities in China with the opening of a directly operated store in Beijing, named Salon des Cosmētiques. This store plays an important role in transmitting an elegant image for both the SHISEIDO and *Aupres* brands. More concretely, Salon des Cosmētiques is helping to lay the ground for future marketing activities by gathering customer-related information via its over-the-counter sales and counseling services.

As we strengthen our local marketing activities, we are also identifying and strategically targeting potentially lucrative new market segments in China. For example, noting the absence of a full-scale men's cosmetics line in the Chinese market, in October 2001 we launched *JS*, a men's cosmetics line offered under the *Aupres* brand. During the same month, we unveiled the middle-market *Uno* line, long-established in the Japanese market for men's cosmetics.

To quickly build our position in the Chinese market, we established the China Strategy Department at the Tokyo headquarters in December 2001. This department is charged with formulating comprehensive strategies for the prestige, middle, and mass product categories, which correspond to Shiseido's full range of offerings in China. Moreover, the China Strategy Department is responsible for ensuring maximum efficiency in all local production activities.

In addition, to strengthen our R&D capabilities in China we established the Shiseido China Research Center Co., Ltd., which launched full operations in April 2002.

In general, we expect competition within our industry to intensify in China as cosmetics manufacturers worldwide shift their focus from the mature markets of industrialized countries to high-growth-potential Asian markets. With this in mind, we shall continue to energetically cultivate the Chinese market by leveraging our integrated local presence, which currently consists of two production plants, 20 sales operations, and one research facility.

For calendar year 2000, the total size of the Chinese cosmetics and toiletries market was approximately ¥500 billion. With China's recent induction into the World Trade Organization, this figure is forecast to reach ¥1.2 trillion by 2010. As a result of focusing our activities on this potentially gigantic market, and by offering the SHISEIDO, *Clé de Peau Beauté*, and *Ipsa* brands in the prestige product category and the *Za* and FITIT brands in the middle product category, we expect overseas sales to account for more than 30% of the Company's total sales in the future.


SUPER

SHISEIDO CONGRESS


Toiletries and Other Businesses

The Shiseido Group engages in a range of businesses that foster beautiful and healthy lifestyles, including toiletries, beauty salons, health and beauty foods, pharmaceuticals, and fine chemicals. Drawing on the product development and marketing expertise accumulated in our cosmetics operations, these businesses in turn now play a supportive complementary role to our mainstay cosmetics business.

Left: *Super Mild*, FT Shiseido's mainstay brand
Center: The annual Shiseido Congress, an information forum for special-contract salons and other retailers
Right: Clean-room tests of medical-use pharmaceuticals

Toiletries

For the year ended March 31, 2002, domestic sales of toiletries declined significantly. This was a result of our decision to reduce shipments in order to complete distribution inventory adjustments in an environment of intensifying price competition and aggressive market-share-building strategies of overseas-based manufacturers in Japan in recent years. Looking forward, FT Shiseido Co., Ltd., which since October 2000 has handled the Group's entire toiletries business, is implementing a variety of strategies to reinforce this business' domestic foundations and re-establish profitable operations.

To reduce costs and improve productivity, we are reassessing materials-related expenses, reducing costs via original equipment manufacturer (OEM) contracts, and functionally integrating our Stock Center and Order Receipt Center. At the same time, we continue to vigorously promote our megabrand strategy, whereby we cultivate selected mainstay brands, notably, *Super Mild* and *Sea Breeze*. In addition, we are working to maintain or expand our domestic market shares in hair-care and other high-priority segments.

Overseas, results were more positive. Sales in both Taiwan and South Korea were strong owing to high demand for *Suibun Hair Pack*, in the *Aquair* brand. The Company made its international debut in the toiletries business with the June 2000 formation of a joint venture in Taiwan with Paltac Corporation. Soon thereafter, in August 2000, we began to sell toiletries in South Korea under a strategic tie-up with Johnson & Johnson of the United States. Moving forward, we intend to solidify these early foundations by expanding sales of current product offerings and by launching attractive new hair-care and other mainstay products.


SUPER MILD
SUPER MILD
SUPER MILD

Super Mild



Suibun Hair Pack, in the *Aquair* brand


BODY SHAMPOO
BODY SHAMPOO
SEA BREEZE
SEA BREEZE

Sea Breeze


SHISEIDO
MEDICAL
フェルゼア
HA
FERZEA

Ferzea

Pharmaceuticals

In the over-the-counter pharmaceuticals segment, we concentrated on stepping up sales activities of mainstay brands. *Ferzea*, a treatment for corns, and *Whisis,* a freckle-reduction treatment, both performed strongly and contributed to sales growth in this segment. In the medical-use pharmaceuticals segment, sales of *Opelead*, an ophthalmic surgical adjuvant, grew steadily despite difficult market conditions.



Opelead

Beauty Salons

Shiseido is devoted to satisfying the natural human desire for a beautiful and healthy body and spirit. Because our beauty salons are firmly founded on the Company's technologies, expertise, and products, we not only understand but also are able to satisfy clients' specific beauty needs. Our comprehensive menu of salon products and services includes hair care and makeup, facial and body treatments, and hand- and nail-care.

To meet burgeoning demand in the market for hair-coloring products, we continued to strengthen our technology-based product line during the period under review. In addition to introducing new brands to our existing line of hair-coloring products, we reinforced our range of pre- and post-treatment agents for hair-perm and hair-coloring processing.



Recipist

Overseas, we remain particularly active in Asia, where substantial growth is anticipated. Shiseido is pursuing higher sales and profitability in overseas markets by implementing a twin strategy of selling hair-care products and operating beauty salons. In December 2001, we purchased Joico Laboratories, Inc., a U.S.-based maker of professional-use salon products. This move, intended to strengthen our future presence and sales in the beauty salon business, arms us with two powerful brands: *Joico*, a line of products offered by Joico Laboratories exclusively to contracted salons; and *Iso*, offered by Zotos International, Inc., a U.S.-based subsidiary.


SHISEIDO
BEAUTYFOODS
ダイエット中の
20パック入

Slim Assist

During the year under review, we expanded our offering of foods and dietary supplements developed expressly to enhance people's health and beauty. Specifically, we upgraded such mainstay products as *Gymrind Neo II* weight-control tablets, *Aporio f* total beauty drink featuring 11 essential foodstuffs and vitamins, and *RJ* royal jelly in both drinkable and granulated powder forms. In addition, we launched *Kiyoraka*, a purifying supplement developed to support overall health. Finally, we introduced the new *Slim Assist* line, thereby expanding our share of the domestic market for dietary supplements, which is likely to remain robust in the years ahead.



CAPCELL PAK

Shiseido's fine chemicals business comprises materials and chromatography. In the materials segment, expanded functional applications for biohyaluronic acid and commercial-use deodorizers led to higher profitability. In the chromatography segment, we sell microscopic component analysis instruments specifically for the medical and environmental protection markets. We further penetrated these markets during the year with an instrument called *NANOSPACE SI-2* and a column chromatography analytical substance named *CAPCELL PAK*. As a result, our business in both domestic and overseas markets steadily expanded.



NANOSPACE SI-2

Shiseido Group Brand Portfolio


clé de peau
BEAUTÉ
la crème

Clé de Peau Beauté


AUPRES
AUPRES
AUPRES
AUPRES
AUPRES
AUPRES

Aupres DX (SHISEIDO, China only)



Ayura


BODY SHAMPOO
BODY SHAMPOO
SEA BREEZE

Sea Breeze (FT Shiseido)

Sales Channels / Product Categories	Specialty Stores	Department

▷ High-Prestige

Top-end cosmetics brand, promoted mainly through over-the-counter counseling services

clé de peau BEAUTÉ *(Clé de Peau Beauté)*

▷ Prestige

Main cosmetics and fragrances embodying the SHISEIDO corporate brand image

SHISEIDO

Highlights

- *SHISEIDO The Makeup* launched on the global market
- New lipstick series that enhances blood circulation in the lips launched under the *Pieds Nus* and *Elixir* lines
- *Spirit of Ayura*, a new fragrance line, added to the *Ayura* brand

CARITA PARIS *(Carita)*

BEAUTÉ PRESTIGE INTERNATIONAL *(BPI)*

▷ New Category

Non-SHISEIDO brands that meet the diversifying and individualized needs of customers, strategically marketed according to the characteristics of specific sales channels

d'ici là *(D'ici là)* Japan and Asia

IPSA

AYURA *(Ayura)* Japan and Asia

ZIRH *(Zirh)* Globally, except Japan

NARS *(Nars)*

▷ Middle

Cosmetics brands targeted at the self-selection market, with no counseling services provided

▷ Mass

Toiletries business brand marketed by FT Shiseido, conceptually based on the creation of comfortable lifestyles

(Cosmetics and Toiletries)

Stores	GMS's	Drugstores	Variety Stores	CVS's	SMs



Pieds Nus (SHISEIDO)

(Global lines: The Skincare, The Makeup, BOP, Benefiance, et al.)
(Regional lines: Elixir, UV White, Proudia, Pieds Nus, Revital, Bénéfique, et al.)
Japan and Asia
(Aupres: Aupres)
China only


Jean Paul GAULTIER
FRAGILE

Jean Paul Gaultier (BPI)

(Ipsa)
Japan and Asia



Ipsa

DECLÉOR PARIS
(Decléor)

(Ettusais)
Japan and Asia

FITIT SHISEIDO
(Shiseido FITIT)
Japan, Asia, and the Americas

化粧惑星
(Kesho-wakusei)
Japan only

(Za)
Asia and the Americas


つや肌美白
つや肌美白
つや肌美白

Whitia (Shiseido FITIT)

FT SHISEIDO
(FT Shiseido)
Japan and Asia

Note: GMS's: General merchandise stores
CVS's: Convenience stores
SMs: Supermarkets

- Sales regions are indicated beneath brand names. Brands for which sales regions are not indicated are sold globally.
- Non-SHISEIDO brands are each indicated by a blue bar ( ).

Creative Integration

Driving Shiseido's research and development activities is an overarching vision that we describe as "creative integration." The Company's global R&D system facilitates the integration of our practical experience and technological expertise in a diversity of research domains and locations. This integration, in turn, fuels our ongoing quest to create new levels of value.

Shiseido's R&D system is organized into three geographical sectors: Asia, North America, and Europe. We intend to continue expanding this system in line with our strategy of accessing research and technology from sources around the globe. In this endeavor, we remain keenly aware of the importance of acting responsibly and sensitively with regard to local lifestyles, customs, and other characteristic features of the various regions in which we carry out research.

In Japan, we integrate wide-ranging R&D and technology-oriented initiatives carried out by the R&D arms of Shiseido Group member companies. These include two research centers in Yokohama, which are engaged in a broad spectrum of activities ranging from materials development and product commercialization research to biomedical research.

The Shiseido China Research Center Co., a wholly owned research institute in Beijing, began its activities in April 2002. This new facility is charged with researching and developing new cosmetic ingredients based on traditional Chinese herbal medicine. Looking ahead, this facility is scheduled to also study herbal-based cosmetics formulas.

As we carry out new research, we apply the results accumulated to date to raise the safety and efficacy of testing whenever possible. In this way, we continue to develop a variety of products that both create new customer value and exert no negative effects on the environment.

Our basic research has led to a number of exciting discoveries recently. These include the relationship between the skin's barrier functions and the cornified envelope, which is the membrane containing keratinocytes at the outermost skin layer. Moreover, we have discovered the synergistic effects of certain kinds of aromas and caffeine on reducing body fat and have formulated a new theory related to slimming, the UCP (uncoupling protein) Theory. Yet another of our recent findings is the capability of peony root extract to suppress excess body-hair growth.

Other recent breakthroughs include the development of a skin-care product containing t-AMCHA, a new active ingredient that exhibits effectiveness both in lightening the complexion and in preventing skin chafing. Also, we developed a lipstick incorporating alpha-G hesperidin, which improves blood circulation in the lips to project colors more beautifully, as well as a hair-styling agent containing polyacrylate-6, an ingredient that provides extra tension and body to the hair.

We also have a research facility in Tokyo, which specializes in beauty-related consultative research. In addition to carrying out general research related to the skin, this R&D facility has taken homeostasis as its thematic focus in an effort to comprehensively analyze skin condition. One practical result of this research initiative is our recent introduction of Skin Visiom, a comprehensive skin-condition testing program that greatly enhances our counseling-related expertise.

A Cleaner Environment for a More Beautiful Society

Environmental protection initiatives: Toward a sustainable society

As the move toward establishing sustainable societies gains momentum around the globe, we are doing our part by proactively implementing environmental protection initiatives throughout the Shiseido Group.

Shiseido's four environmental objectives announced in 1998 are key elements in the Company's effort to help establish a sustainable society. We achieved one of these objectives—the reduction and recycling of industrial wastes generated by all of our production facilities—during the year ended March 31, 2000, one year ahead of schedule. Deepening our environmental commitment, we announced a new environmental objective in 2001: zero-emission operations, or 100% recycling of industrial wastes, at all seven of the Company's domestic cosmetics production facilities by the year ending March 31, 2004. Three of these facilities, at Kamakura, Osaka, and Maizuru, achieved zero-emission operations during the period under review.

In April 2001, we began recycling used glass-bottle containers collected by retailers of Shiseido cosmetics. Now, collected bottles are reduced to cullet at a specially designed processing facility within our Kakegawa Plant. This cullet, in turn, is sent to a glass-bottle manufacturer for recycling into cosmetics containers.


資生堂化粧品のご使用済みガラスびんを
当店にお持ちください。
リサイクル
SHOP
1
2
3
Recycle Together
System for recycling used glass-bottle containers

Shiseido's environmental initiatives have been widely acknowledged. In January 2002, for example, we received the Education, Culture, Sports, Science and Technology Minister's Prize at the 11th annual Global Environment Awards, sponsored by the *Nihon Kogyo Shimbun* newspaper.

Committed to barrier-free beauty

Keenly committed to promoting beauty in the lives of all, Shiseido produces a series of beauty-related informational materials for visually handicapped customers. Since November 2001, we have distributed Braille texts on beauty-care methods as well as Braille seals for identifying cosmetics container contents at the Shiseido sales counters of 315 department-store outlets throughout Japan. These Braille materials allow us to extend our counseling services to the blind. Furthermore, we have donated beauty-related audiotapes to Braille libraries around the nation. Also for our visually impaired customers, we have opened a Web site that provides all information both in audio and text formats.

Environmental Commitment

'89	Announces elimination of chlorofluorocarbons (CFCs)
'90	Eliminates CFCs from all aerosol products
'91	Establishes Environmental Policy Committee
'92	Establishes "Shiseido Eco Policy"
'93	Establishes "Eco Guide for Product Development Guidelines"
'94	Start of environmental audit system, monitored by Shiseido's corporate auditors
'96	Releases *Environmental Report* (Data Section)
'97	Kuki Factory receives ISO 14001 certification Establishes "Shiseido Global Eco-Standards" for product development
'98	Releases *Shiseido 1997 Environmental Report* (subsequently an annual publication) Announces four environmental objectives: 1. Elimination of polyvinyl chlorides (PVCs) from all product containers and packaging 2. Reduction of industrial wastes generated by all production facilities 3. Reduction of carbon dioxide emissions from all production facilities 4. Receipt of ISO 14001 certification for all production facilities
'99	Holds Environmental Symposium
'00	Receives Director-General of the Environment Agency's Prize at annual Global Environment Awards
'01	Begins recycling used glass-bottle containers nationwide Announces new environmental goal of zero-emission operations
'02	Receives Education, Culture, Sports, Science and Technology Minister's Prize at annual Global Environment Awards

Environmental Reports

Six-Year Summary

	Millions of yen						Thousands of U.S. dollars
	1997	1998	1999	2000	2001	2002	2002
For the Year:							
Net sales	¥588,572	¥620,910	¥604,295	¥596,643	¥595,152	¥589,962	$4,538,171
Cost of sales	197,803	208,763	203,380	196,760	202,510	200,194	1,539,954
Selling, general and administrative expenses	347,996	374,034	365,553	361,887	360,351	364,196	2,801,509
Income from operations	42,773	38,113	35,362	37,996	32,291	25,572	196,708
Net income (loss)	19,152	16,868	10,332	15,294	(45,092)	(22,768)	(175,136)
At Year-End:							
Total current assets	¥299,043	¥340,500	¥314,283	¥323,305	¥319,075	¥304,832	$2,344,864
Total assets	610,054	626,429	613,970	657,425	665,247	664,041	5,108,008
Total current liabilities	161,868	149,643	143,162	188,415	162,314	157,545	1,211,884
Short-term bank loans (incl. bonds redeemable within 1 year)	13,736	6,361	6,056	34,123	16,642	25,685	197,574
Long-term debt	27,911	28,102	30,138	6,021	50,544	72,485	557,574
Shareholders' equity	388,067	413,794	408,839	431,721	361,696	345,667	2,658,981
Per Share Data (in yen and U.S. dollars):							
Net income (loss)	¥47.5	¥40.1	¥24.5	¥36.7	¥(106.8)	¥(54.6)	$(0.42)
Cash dividends	12.5	13.25	14.0	16.0	16.0	16.0	0.12
Weighted average number of shares outstanding during the period (in thousands)	402,823	420,181	420,877	416,752	422,097	416,708	
Key Financial Ratios:							
Operating profitability (%)	7.3	6.1	5.9	6.4	5.4	4.3	
Return on sales (%)	3.3	2.7	1.7	2.6	(7.6)	(3.9)	
Return on assets (%)	3.2	2.7	1.7	2.4	(6.8)	(3.4)	
Return on equity (%)	5.1	4.2	2.5	3.6	(11.4)	(6.4)	
Equity ratio (%)	63.6	66.1	66.6	65.7	54.4	52.1	
Current ratio (times)	1.85	2.28	2.20	1.72	1.97	1.93	
Debt/equity ratio (times)	0.11	0.08	0.09	0.09	0.19	0.28	
Payout ratio (%)	26.5	33.3	56.8	43.5	—	—	

Note: U.S. dollar amounts are converted from yen, for convenience only, at the rate of ¥130=US$1.

▷ **Income from Operations/Operating Profitability**


(Billions of yen)
(%)
60
45
30
15
0
8
6
4
2
0
1998
1999
2000
2001
2002
Income from Operations
Operating Profitability

▷ **Net Income (Loss)/Return on Sales**


(Billions of yen)
(%)
30
20
10
0
-45
4.5
3.0
1.5
0
-8
1998
1999
2000
2001
2002
Net Income (Loss)
Return on Sales

▷ **Depreciation/Capital Investment**


(Billions of yen)
40
30
20
10
0
1998
1999
2000
2001
2002
Depreciation
Capital Investment

Management's Discussion and Analysis

Revenues and Earnings

For the fiscal year ended March 31, 2002, Shiseido Company, Limited, and its 98 consolidated subsidiaries recorded a net sales decline of 0.9%.

In Japan, overall sales slipped 6.4% as the Company restrained shipments in both the cosmetics and toiletries businesses in an effort to reduce distribution inventories to appropriate levels. Overseas sales, in contrast, surged 24.5% owing both to steady market expansion in most countries and to the weakening yen throughout the period. (On a local-currency basis, overseas sales rose 13.9%.) Overseas sales accounted for 22.4% of net sales for the year under review, up from 17.9% for the year ended March 31, 2001.

Income from operations fell 20.8% owing to several factors. Major factors were lower domestic sales of cosmetics and toiletries, increased outlays for overseas marketing activities, and higher strategic investments associated with structural reforms, including the installation of POS terminals at Shiseido chain stores.

Net other expenses amounted to ¥55.2 billion, reflecting several factors. First, the Company absorbed a ¥34.4 billion one-time loss on disposal of inventories due to the modification of product packaging in compliance with the April 2001 enactment of the amended Pharmaceutical Law mandating full component labeling. As well, the Company was obligated to recall and dispose of all products containing bovine-derived ingredients. In addition, we posted a ¥9.6 billion devaluation loss on inventories, and recorded a ¥12.8 billion write-down of investments in securities and other investments.

As a result of the above factors, for the year the Company recorded a loss before income taxes of ¥29.6 billion and a net loss of ¥22.8 billion.

Sales, by Segment and Product Category

Cosmetics: Domestic sales of cosmetics declined 4.9%. In a market environment characterized by persistent weakness, the Company tirelessly carried out ongoing structural reforms aimed at revitalizing the domestic cosmetics business. Reforms included rejuvenating chain-store retailers and raising the competitiveness of key skin-care lines. Our reforms focusing on the sales counter targeted mainstay product lines, while our efforts to rejuvenate sales channels benefited from revised transaction agreements for chain-store retailers and large-scale affiliated retailers.

At the prestige end of the market, centering on counseling services, over-the-counter sales of skin-care products exceeded the previous year's result. Over-the-counter sales in total, meanwhile, declined slightly for the full year, despite a healthy recovery in the second half. Overall sales of prestige category products declined significantly as the Company's sales subsidiary reduced shipments to optimize distribution inventory levels at retail outlets.

In the middle market product category, which consists chiefly of self-selection products, items sold exclusively at convenience stores performed strongly. Overall sales in this category declined, however, as makeup, hair-care, and men's product lines generally struggled.

Overseas sales of cosmetics rose 15.0% in local-currency terms, while yen-based sales jumped 25.5% as a result of the yen's depreciation during the year. Mainstay skin-care lines supported the Company's steady market-share expansion in many overseas countries, while our new core *SHISEIDO The Makeup* line contributed strongly to the sales gain overseas. Also registering noteworthy performances were such non-SHISEIDO brands as *Decléor*, acquired in the year ended March 31, 2001, and the fragrances of Beauté Prestige International S.A.

Toiletries: Sales of toiletries fell 16.3%. During the year, intensifying price competition and increasing demand for refillable shampoos and conditioners continued to chip away at unit prices. In this severe operating environment, the Company focused on expanding over-the-counter sales while minimizing distribution inventories. These efforts were successful, as we were able to maintain wholesale shipments at the previous year's level and to significantly reduce distribution inventories. Overseas, our toiletries business operations continued to make solid headway, especially in the South Korean market.

Others: Domestic sales of the others segment declined 1.7%. Within this segment, sales of pharmaceuticals improved, while sales of beauty salon products and fashion goods and revenues from our boutique business declined.

In our beauty salon business, hair-coloring and hair-perm agents performed strongly despite the generally languishing domestic market. Sales of hair-care and hair-styling products slipped, however. In our pharmaceuticals business, revenues rose on the continued success of our marketing activities highlighting mainstay general-use products.

Net sales of U.S. subsidiary Zotos International, Inc., which accounts for the vast bulk of our overseas sales of the others segment, stagnated in the second half of the year owing to the terrorist attacks in the United States. For the full year, however, Zotos' sales were up on a local-currency basis thanks to strong performances by top-end products targeted at major beauty salon chains. Moreover, the weaker yen throughout the period had the effect of inflating Zotos' sales on a yen basis. As a result, overseas sales of the others segment increased 17.2%.

Financial Position

At March 31, 2002, the Company's current assets were ¥14.2 billion lower than the figure at the previous year-end. Reflecting progress toward full implementation of sales-counter reforms, notes and accounts receivable decreased ¥17.7 billion and inventories fell ¥20.9 billion. Short-term investments in securities, on the other hand, grew ¥21.8 billion.

Total investments and advances were down ¥11.2 billion owing partly to a decline in investments in securities stemming from a devaluation of financial products and other factors.

Intangible assets and deferred charges grew ¥17.6 billion, boosted by acquisitions.

Long-term liabilities rose ¥22.4 billion owing to increases in long-term debt stemming from issues of straight bonds in Japan and medium-term notes overseas.

Total shareholders' equity fell ¥16.0 billion despite both an increase in paid-in capital resulting from a share exchange designed to transform Shiseido Sales Co., Ltd., into a wholly owned subsidiary, and a decline in adjustments on foreign currency statement translation. Factors behind the drop in shareholders' equity included the net loss (¥22.8 billion) and a fall in retained earnings due to return of profit to shareholders (¥6.7 billion in cash dividends).

> Net Sales, by Segment


(Billions of yen)
800
600
400
200
0
1998
1999
2000
2001
2002

□ Cosmetics	457	444	441	454	460
Toiletries	99	99	92	76	64
□ Others	64	61	64	65	66
Total	¥621	¥604	¥597	¥595	¥590

> Overseas Sales, by Geographic Area


(Billions of yen)
140
105
70
35
0
1998
1999
2000
2001
2002

□ Americas	29	28	25	34	42
Europe	40	43	36	38	51
□ Asia/Oceania	23	23	26	34	39
Total	¥92	¥94	¥87	¥106	¥132

Cash Flows

Net cash provided by operating activities amounted to ¥36.5 billion for the year. Despite the negative impact of the loss before income taxes, a number of factors boosted operating cash inflows. These included a decline in income taxes and the positive effect of items not associated with actual cash outlays, such as the legally mandated amortization of inventories, restructuring expenses, devaluation of financial assets, and depreciation.

Net cash used for investing activities was ¥32.8 billion. Major cash outflows included acquisition of investments in securities, acquisition of property, plant and equipment, and acquisition of shares in subsidiaries due to a change in the scope of consolidation. These factors outweighed cash inflows resulting from sales of securities, investments in securities, and property, plant and equipment.

Net cash provided by financing activities amounted to ¥21.2 billion owing largely to income from corporate bond issue, the major cash inflow. Conversely, the payment of cash dividends and other cash outflows declined.

As a result of the preceding, cash and cash equivalents at end of year amounted to ¥90.3 billion, ¥28.3 billion higher than at the previous year-end.

Outlook*

During the fiscal year currently under way, ending March 31, 2003, we shall progress steadily toward the full implementation of marketing and supply-chain reforms aimed at strengthening the sales-counter focus of our domestic cosmetics business. As these reforms begin to bear fruit, we shall also vigorously reorganize our cost structure with the goal of reducing overall expenses. In our overseas business, we confidently predict sustained growth at high levels, particularly in Asian markets.

For the year ending March 31, 2003, the Company forecasts a 6% gain in consolidated net sales, to ¥625 billion, and an 84% jump in income from operations, to ¥47 billion. Expecting all major extraordinary expenses to drop away this year, we furthermore project a record-high net income of ¥25 billion.

In line with this predicted return to profitability after two successive years of losses, we fully intend to redistribute profits to shareholders. Specifically, we plan to raise both the interim and the year-end cash dividend ¥2.00, to ¥10.00 per share, for a total annual dividend of ¥20.00 per share.

*This section includes statements concerning the Company's expected future performance. For this and other future-oriented information contained in this annual report, please refer to the note addressing forward-looking statements, at the bottom of page 37.

> Total Assets/ROA


(Billions of yen)
(%)
800
600
400
200
0
3
2
1
0
-8
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
□ Total Assets	¥626	¥614	¥657	¥665	¥664
□ ROA	2.7%	1.7%	2.4%	(6.8)%	(3.4)%

> Shareholders' Equity/ROE


(Billions of yen)
(%)
600
450
300
150
0
6
4
2
0
-12
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
□ Shareholders' Equity	¥414	¥409	¥432	¥362	¥346
□ ROE	4.2%	2.5%	3.6%	(11.4)%	(6.4)%

Consolidated Financial Statements

Consolidated Balance Sheets

Shiseido Company, Limited, and Subsidiaries—March 31, 2001 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2001	2002	2002
Assets			
Current Assets:			
Cash and time deposits	¥ 34,160	¥ 35,049	$ 269,610
Short-term investments in securities (Note 3)	33,530	55,365	425,881
Notes and accounts receivable:			
Trade	125,767	108,525	834,808
Unconsolidated subsidiaries and affiliates	279	184	1,415
	126,046	108,709	836,223
Less: Allowance for doubtful accounts	(975)	(1,289)	(9,914)
	125,071	107,420	826,309
Inventories (Note 4)	91,261	70,341	541,088
Deferred tax assets (Note 8)	16,742	25,398	195,369
Other current assets	18,311	11,259	86,607
Total current assets	319,075	304,832	2,344,864
Investments and Advances:			
Investments in securities (Note 3)	48,776	38,398	295,367
Investments in and advances to unconsolidated subsidiaries and affiliates	4,653	4,379	33,680
Other investments	24,240	23,667	182,055
Total investments and advances	77,669	66,444	511,102
Property, Plant and Equipment, at Cost:			
Buildings and structures	173,572	173,714	1,336,260
Machinery and equipment	162,817	166,416	1,280,124
	336,389	340,130	2,616,384
Less: Accumulated depreciation	(224,637)	(229,429)	(1,764,840)
	111,752	110,701	851,544
Land	62,990	63,162	485,865
Construction in progress	2,120	4,123	31,716
Total property, plant and equipment	176,862	177,986	1,369,125
Intangible Assets and Deferred Charges (Note 5)	51,908	69,507	534,669
Difference between Investment Costs and Equity in Net Assets Acquired	—	857	6,592
Deferred Tax Assets (Note 8)	39,733	44,415	341,656
	¥665,247	¥664,041	$5,108,008

The accompanying notes are an integral part of the statements.

	Millions of yen		Thousands of U.S. dollars (Note 1. (1))
	2001	2002	2002
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans	¥ 16,642	¥ 19,199	$ 147,683
Current portion of long-term debt (Note 6)	—	6,486	49,891
Notes and accounts payable:			
Trade	56,491	48,840	375,690
Unconsolidated subsidiaries and affiliates	1,117	1,413	10,872
Other	46,544	47,363	364,333
	104,152	97,616	750,895
Accrued income taxes	2,637	1,990	15,306
Accrued expenses (Note 2. (11))	23,876	20,769	159,763
Deferred tax liabilities (Note 8)	26	188	1,445
Other current liabilities	14,981	11,297	86,901
Total current liabilities	162,314	157,545	1,211,884
Long-Term Liabilities:			
Long-term debt (Note 6)	50,544	72,485	557,574
Accrued retirement benefits (Note 7)	70,139	67,285	517,579
Deferred tax liabilities (Note 8)	1,646	4,899	37,683
Other long-term liabilities	3,786	3,879	29,840
Total long-term liabilities	126,115	148,548	1,142,676
Difference between Investment Costs and Equity in Net Assets Acquired	2,860	—	—
Minority Interests in Consolidated Subsidiaries	12,262	12,281	94,467
Contingent Liabilities (Note 9)			
Shareholders' Equity:			
Common stock;			
Authorized: 784,561,000 shares at March 31, 2001 and 2002, respectively			
Issued: 418,587,199 shares and 424,562,353 shares at March 31, 2001 and 2002, respectively	64,507	64,507	496,206
Additional paid-in capital	66,094	70,258	540,446
Retained earnings	255,370	225,800	1,736,923
Unrealized losses on available-for-sale securities, net of tax	(3,352)	(1,755)	(13,497)
Adjustments on foreign currency statement translation	(18,315)	(10,512)	(80,857)
	364,304	348,298	2,679,221
Less: Treasury stock, at cost	(2,608)	(2,631)	(20,240)
Total shareholders' equity	361,696	345,667	2,658,981
	¥665,247	¥664,041	$5,108,008

Consolidated Statements of Income

Shiseido Company, Limited, and Subsidiaries—For the years ended March 31, 2000, 2001 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2000	2001	2002	2002
Net Sales	¥596,643	¥595,152	¥589,962	$4,538,171
Cost of Sales	196,760	202,510	200,194	1,539,954
Gross profit	399,883	392,642	389,768	2,998,217
Selling, General and Administrative Expenses	361,887	360,351	364,196	2,801,509
Income from operations	37,996	32,291	25,572	196,708
Other Income (Expenses):				
Interest and dividend income	3,160	2,663	1,614	12,412
Interest expense	(384)	(1,169)	(2,104)	(16,185)
Gain on sales of marketable securities	3,159	2,109	413	3,175
Gain on sales of property and equipment	1,657	2,306	4,177	32,132
Gain (loss) on revaluation of securities	1,147	—	—	—
Exchange loss	(2,182)	(1,308)	—	—
Restructuring expenses	—	(8,718)	(464)	(3,572)
Net obligation at transition immediately expensed for retirement benefits (Note 2. (8))	—	(69,072)	—	—
Loss on disposal of inventories (Note 4)	—	—	(34,361)	(264,315)
Devaluation loss on inventories (Note 4)	—	—	(9,601)	(73,855)
Write-down of goodwill (Note 5)	—	(13,226)	—	—
Write-down of investments in securities and other investments	—	(1,606)	(12,775)	(98,270)
Equity in earnings of affiliates (Note 1. (4))	190	(540)	(498)	(3,828)
Others, net	(3,073)	(3,368)	(1,618)	(12,443)
	3,674	(91,929)	(55,217)	(424,749)
Income (loss) before income taxes	41,670	(59,638)	(29,645)	(228,041)
Income Taxes (Note 8)**:**				
Current	29,002	9,605	6,084	46,804
Deferred	(4,086)	(19,057)	(13,440)	(103,383)
	24,916	(9,452)	(7,356)	(56,579)
	16,754	(50,186)	(22,289)	(171,462)
Minority Interests in Net Income of Consolidated Subsidiaries	(1,460)	5,094	(479)	(3,674)
Net income (loss)	¥ 15,294	¥(45,092)	¥(22,768)	$(175,136)

	Yen			U.S. dollars (Note 1. (1))
Per Share (Note 2. (5))**:**				
Net income (loss), adjusted—primary	¥36.7	¥(106.8)	¥(54.6)	$(0.42)
—fully diluted	36.5	—	—	—
Dividends	16.0	16.0	16.0	0.12
Weighted Average Number of Shares (in thousands)	416,752	422,097	416,708	

The accompanying notes are an integral part of the statements.

Consolidated Statements of Shareholders' Equity

Shiseido Company, Limited, and Subsidiaries—For the years ended March 31, 2000, 2001 and 2002

		Millions of yen					
	Number of shares of common stock (thousands)	Common stock	Capital surplus	Retained earnings	Unrealized losses on available-for-sale securities	Adjustments on foreign currency statement translation	Treasury stock
Balance as of March 31, 1999	417,209	¥58,372	¥57,669	¥292,807	¥ —	¥ —	¥ (8)
Net income for the year ended March 31, 2000	—	—	—	15,294	—	—	—
Prior year adjustments for retroactive recognition of deferred tax	—	—	—	17,449	—	—	—
Cash dividends	—	—	—	(5,844)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(105)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(36)	—	—	—
Other increase	—	—	—	4	—	—	—
Other decrease	—	—	—	(193)	—	—	—
Retirement of treasury stocks	(3,027)	—	—	(4,999)	—	—	—
Exercise of warrants	937	591	718	—	—	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	2
Balance as of March 31, 2000	415,119	58,963	58,387	314,377	—	—	(6)
Net loss for the year ended March 31, 2001	—	—	—	(45,092)	—	—	—
Cash dividends	—	—	—	(7,117)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(118)	—	—	—
Decrease due to additional consolidation of subsidiaries				(1)	—	—	—
Decrease due to exclusion of subsidiaries from application of consolidation				(10)	—	—	—
Other increase	—	—	—	811	—	—	—
Other decrease				(29)	—	—	—
Retirement of treasury stock	(6,012)	—	—	(7,451)	—	—	—
Exercise of warrants	8,726	5,506	6,692	—	—	—	—
Shares issued in exchange for the common stock of Osaka Shiseido Co., Ltd.	754	38	1,015	—	—	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(1)
Purchase for stock option plan	—	—	—	—	—	—	(2,601)
Unrealized losses on available-for-sale securities for the year	—	—	—	—	(3,352)	—	—
Foreign currency statement translation adjustments for the year	—	—	—	—	—	(18,315)	—
Balance as of March 31, 2001	418,587	64,507	66,094	255,370	(3,352)	(18,315)	(2,608)
Net loss for the year ended March 31, 2002	—	—	—	(22,768)	—	—	—
Cash dividends	—	—	—	(6,667)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(104)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(3)	—	—	—
Other decrease	—	—	—	(28)	—	—	—
Shares issued in exchange for the common stock of Shiseido Sales Co., Ltd.	5,975	—	4,164	—	—	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(23)
Change in unrealized losses on available-for-sale securities	—	—	—	—	1,597	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	7,803	—
Balance as of March 31, 2002	424,562	¥64,507	¥70,258	¥225,800	¥(1,755)	¥(10,512)	¥(2,631)

		Thousands of U.S. dollars (Note 1. (1))					
	Number of shares of common stock (thousands)	Common stock	Capital surplus	Retained earnings	Unrealized losses on available-for-sale securities	Adjustments on foreign currency statement translation	Treasury stock
Balance as of March 31, 2001	418,587	$496,206	$508,415	$1,964,385	$(25,786)	$(140,881)	$(20,065)
Net loss for the year ended March 31, 2002	—	—	—	(175,136)	—	—	—
Cash dividends	—	—	—	(51,284)	—	—	—
Directors' and statutory auditors' bonuses	—	—	—	(800)	—	—	—
Decrease due to additional consolidation of subsidiaries	—	—	—	(28)	—	—	—
Other decrease	—	—	—	(214)	—	—	—
Shares issued in exchange for the common stock of Shiseido Sales Co., Ltd.	5,975	—	32,031	—	—	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(175)
Change in unrealized losses on available-for-sale securities	—	—	—	—	12,289	—	—
Change in foreign currency statement translation adjustments	—	—	—	—	—	60,024	—
Balance as of March 31, 2002	424,562	$496,206	$540,446	$1,736,923	$(13,497)	$(80,857)	$(20,240)

The accompanying notes are an integral part of the statements.

Consolidated Statements of Cash Flows

Shiseido Company, Limited, and Subsidiaries—For the years ended March 31, 2000, 2001 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1. (1))
	2000	2001	2002	2002
Cash Flows from Operating Activities:				
Income (loss) before income taxes	¥41,670	¥(59,638)	¥(29,645)	$(228,041)
Depreciation	25,586	28,641	27,953	215,020
Loss on disposal of inventories	—	—	16,310	125,462
Devaluation loss on inventories	—	—	9,601	73,855
Write-down of goodwill	—	13,226	—	—
Write-down of land	—	5,651	—	—
Write-down of investments in securities and other investments	—	1,606	12,775	98,270
Increase (decrease) in accrued retirement benefits	—	66,229	(2,963)	(22,795)
Amortization of difference between investment costs and equity in net assets acquired	(1,702)	(729)	(724)	(5,567)
Increase (decrease) in provision for sales promotion costs	187	(1,614)	(4,504)	(34,644)
Interest and dividend income	(3,160)	(2,663)	(1,614)	(12,412)
Interest expenses	384	1,169	2,104	16,185
Equity in earnings of affiliates	(190)	540	498	3,828
Gain on sale of property, plant and equipment	(1,044)	(858)	(2,421)	(18,621)
(Increase) decrease in receivables	(6,056)	(12,636)	20,484	157,566
Increase in inventories	(15,140)	(11,466)	(2,879)	(22,145)
Increase (decrease) in payables	2,825	8,378	(6,855)	(52,726)
Other	3,587	(47)	(2,274)	(17,493)
	46,947	35,789	35,846	275,742
Receipt of interest and dividend income	3,139	2,872	2,043	15,713
Payment of interest expenses	(426)	(1,306)	(1,948)	(14,986)
(Payment) refund of income taxes	(15,336)	(36,880)	576	4,430
Cash flows from operating activities	34,324	475	36,517	280,899
Cash Flows from Investing Activities:				
Acquisition of securities	(38,711)	(7,498)	—	—
Proceeds from sale of securities	44,588	6,621	5,832	44,861
Acquisition of investments in securities	(16,776)	(20,905)	(12,891)	(99,158)
Proceeds from sale of investments in securities	9,840	41,009	10,660	82,004
Acquisition of property, plant and equipment	(31,714)	(25,194)	(22,561)	(173,547)
Proceeds from sale of property, plant and equipment	4,207	4,819	7,157	55,051
Acquisition of intangible assets	(4,227)	(15,143)	(3,352)	(25,782)
Acquisition of newly consolidated subsidiaries	—	(4,835)	(13,395)	(103,039)
Other	958	(5,513)	(4,218)	(32,450)
Cash flows from investing activities	(31,835)	(26,639)	(32,768)	(252,060)
Cash Flows from Financing Activities:				
Net increase (decrease) in short-term bank loans	3,768	6,681	(975)	(7,502)
Proceeds from long-term debt	3,051	45,813	30,376	233,662
Repayment of long-term debt	(1,279)	(27,300)	(884)	(6,795)
Proceeds from exercise of warrants	1,181	11,003	—	—
Acquisition of treasury stocks	2	(2,602)	(23)	(176)
Retirement of treasury stocks	(4,999)	(7,451)	—	—
Payment of cash dividends	(5,844)	(7,108)	(6,665)	(51,271)
Payment of cash dividends to minority shareholders	(598)	(657)	(608)	(4,677)
Cash flows from financing activities	(4,718)	18,379	21,221	163,241
Exchange Difference of Cash and Cash Equivalents	(2,988)	879	2,449	18,837
Net Change in Cash and Cash Equivalents	(5,217)	(6,906)	27,419	210,917
Cash and Cash Equivalents at Beginning of Year	73,270	68,521	62,017	477,057
Increase in Cash and Cash Equivalents due to Additional Consolidation of Subsidiaries	468	402	857	6,591
Cash and Cash Equivalents at End of Year	¥68,521	¥62,017	¥90,293	$694,565

The accompanying notes are an integral part of the statements.

Notes to the Consolidated Financial Statements

Shiseido Company, Limited, and Subsidiaries

1. Basis of Presenting Consolidated Financial Statements

(1) Accounting Principles and Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Shiseido Company, Limited (the "Company") and its consolidated subsidiaries (the "Companies") in accordance with the provisions set forth in the Japanese Commercial Code and other countries' regulations and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

Certain items presented in the consolidated financial statements filed with the Director of Kanto Finance Bureau in Japan have been reclassified for the convenience of readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥130=U.S.$1 has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at the rate or any other rate.

(2) Scope of Consolidation

The Company had 104 subsidiaries as at March 31, 2002 (96 and 80 as at March 31, 2001 and 2000, respectively). The consolidated financial statements include the accounts of the Company and 98 (89 and 76 for 2001 and 2000, respectively) of its subsidiaries. The major consolidated subsidiaries are listed below:

	As at March 31, 2002	
	Equity ownership percentage, including indirect ownership	Capital stock (millions of yen / thousands of U.S. dollars)
Osaka Shiseido Co., Ltd.	100.0%	¥ 315
Shiseido Kako Co., Ltd.	100.0	¥ 100
FT Shiseido Co., Ltd.	100.0	¥ 11,230
Shiseido Sales Co., Ltd.	100.0	¥ 1,590
Shiseido FITIT Co., Ltd.	100.0	¥ 820
Shiseido International Corporation	100.0	$ 279,640

The accounts of certain subsidiaries have been consolidated on the basis of their fiscal years ended three months or less prior to March 31.

The accounts of the remaining 6 subsidiaries have not been consolidated with the Companies due to the fact that they are inactive and their total assets, net sales, net income and retained earnings are insignificant to the consolidated total.

(3) Consolidation and Elimination

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated, and the portion thereof attributable to minority interests is charged to minority interests.

The cost of investments in the common stock of consolidated subsidiaries is eliminated with the underlying equity in net assets of such subsidiaries. The material difference between the cost of an investment and the amount of underlying equity in net assets of such subsidiaries is deferred and amortized over a reasonable period up to 20 years on a straight-line basis.

(4) Investments in Unconsolidated Subsidiaries and Affiliates

At March 31, 2002, the Company had 7 affiliates (companies that are not subsidiaries and whose financial and operating or business decision making is influenced to a material degree by the Companies).

Investments in 6 affiliates (6 and 2 for 2001 and 2000, respectively) are accounted for by the equity method, under which the Company's equity in net income of these affiliates is included in consolidated income with appropriate elimination of intercompany profit at March 31, 2002 and for the year then ended. Investments in an affiliate and 6 unconsolidated subsidiaries are stated at cost.

(5) Determining the Cost of the Acquired Subsidiaries at Acquisition of the Control

Assets and liabilities of subsidiaries are required to be remeasured at fair value as of the date of acquisition of the control.

The Company adopts "full fair value method" so that the full portion of the assets and liabilities of the subsidiaries is marked to fair value as of the date of acquisition of the control.

2. Summary of Significant Accounting Policies

(1) Inventories

Inventories held by the Company are valued at cost, which is determined by the average method.

Inventories held by the consolidated subsidiaries are valued at cost, which is determined principally by the last purchase price method.

(2) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment except for buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) is mainly computed on the declining-balance method and depreciation of buildings is computed on the straight-line method, at rates based on the estimated useful lives of assets which are, in certain instances, shorter than those prescribed by the Japanese income tax laws.

The range of useful lives is summarized as follows:

Buildings and structures ....10 to 40 years
Machinery and equipment. ....primarily 6 to 7 years

Normal repairs and maintenance, including minor renewals and improvements, are charged to income as incurred.

(3) Valuation of Securities

Until the year ended March 31, 2000, securities with market quotation (listed on stock exchanges) held by the Company and its domestic consolidated subsidiaries had been valued at the lower of cost or market, cost being determined by the moving average method.

With effect from the year ended March 31, 2001, the Company and its domestic consolidated subsidiaries have adopted the Accounting Standards for Financial Instruments issued by the Business Accounting Council (BAC) of Japan.

The Company and its domestic consolidated subsidiaries categorize their existing securities as available-for-sale in accordance with the Standards. These securities are carried at fair values that are reasonably determinable based on current market quotes, with net unrealized gains and losses, net of related tax, reported separately in Shareholders' Equity. Realized gains or losses on securities sold are determined based mainly on the moving average method. If fair value is not available, securities are carried at cost, cost being determined mainly by the moving average method.

As a result of the change, "Loss before income taxes" for the year ended March 31, 2001 decreased by ¥2,960 million, as compared with the previous policy for valuation of securities.

Securities with remaining maturities of one year or less and securities that are recognized as cash-equivalent are classified as "Short-term investments in securities" and non-current securities are included in "Investments in securities."

(4) Accounting for Leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases.

(5) Net Income and Dividends per Share

"Net income per share" of common stock is based upon the weighted average number of shares of common stock outstanding during each year. The fully diluted net income per share calculation assumes full conversion of all convertible debentures and full exercise of all warrants of the Company outstanding.

Cash dividends per share shown for each year in the Consolidated Statements of Income represent dividends declared as applicable to the respective year, rather than those paid in each year.

(6) Accounting for the Consumption Tax

In Japan, the consumption tax is imposed at the flat rate of 5% on all domestic consumption of goods and services (with certain exemptions). The consumption tax imposed on the Companies' domestic sales to customers is withheld by the Companies at the time of sale and is paid to the national government subsequently.

The Company excludes the consumption tax withheld upon sale and the consumption tax paid on the purchases of goods and services from the related amounts in the accompanying Consolidated Statements of Income. The consolidated subsidiaries primarily exclude the consumption tax in the related amounts in the accompanying Consolidated Statements of Income.

(7) Allowance for Doubtful Accounts

The Company and its domestic consolidated subsidiaries provide the allowance for doubtful accounts by the method which uses the percentage of its own actual bad debt loss against the balance of total receivables plus the amount of uncollectible receivables estimated on an individual basis. Overseas consolidated subsidiaries provide mainly for the amount of uncollectible receivables estimated on an individual basis.

(8) Accrued Retirement Benefits

Accrued retirement benefit is recognized based on the estimated actuarial present value of projected benefit obligation and the estimated fair value of plan assets.

Unrecognized prior service cost is amortized on a straight line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years). Unrecognized net actuarial gain or loss is mainly amortized from the immediately following year on a straight line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (10 years).

Net obligation at transition of ¥69,072 million incurred by the Company and its domestic consolidated subsidiaries was immediately expensed for the year ended March 31, 2001.

With effect from the year ended March 31, 2001, the Company and its domestic consolidated subsidiaries have adopted the Accounting Standards for Retirement Benefits issued by the Business Accounting Council (BAC) of Japan.

As a result of the change, periodic benefit cost and "Loss before income taxes" for the year ended March 31, 2001 increased by ¥66,652 million and ¥66,642 million, respectively, as compared with the previous basis.

(9) Foreign Currency Translation

Receivables and payables denominated in foreign currencies are translated at the current exchange rate prevailing on the respective balance sheet dates and resulting exchange gains or losses are recognized in the determination of net income for the relevant period.

Investments in unconsolidated subsidiaries and affiliates denominated in foreign currencies are translated at the historical exchange rates prevailing at the time such transactions were made.

Until the year ended March 31, 2000, long-term receivables and payables denominated in foreign currencies had been translated at the historical exchange rates prevailing at the time such transactions occurred, except that they had been translated at the current exchange rate, whenever material foreign exchange rate fluctuations occur, in order to recognize the significant effect of the change in yen value against foreign currencies. With effect from the year ended March 31, 2001, as a result of adopting the revised Accounting Standards for Foreign Currency Transactions and Financial Statements, they are required to be translated at the current exchange rate.

This change resulted in no material effect on "Loss before income taxes" for the year ended March 31, 2001.

(10) Translation of Foreign Currency Financial Statements (Accounts of Overseas Subsidiaries and Affiliates)

The financial statements of overseas consolidated subsidiaries are translated into Japanese yen at the exchange rate prevailing at the respective balance sheet dates of those subsidiaries for assets and liabilities, and at the historical exchange rate for capital accounts and retained earnings. All income and expense accounts are translated at the average rate of exchange during the fiscal year of those subsidiaries. The resulting translation adjustments are shown as "Adjustments on foreign currency statement translation" and are included in Shareholders' Equity as at March 31, 2001.

"Adjustments on foreign currency statement translation" is required to be included in Shareholders' Equity as a result of adopting the revised Accounting Standards for Foreign Currency Transactions and Financial Statements with effect from the year ended March 31, 2001.

(11) Provision for Sales Promotion Costs

Until the year ended March 31, 2001, the Company provided for sales promotion costs for products that had been distributed to and stayed at retailers. During the year ended March 31, 2002, the promotion policy has changed in line with the Company's structural reforms and the purpose of the activity is now to promote sales from the Company and its domestic sales subsidiary, thus making it no longer necessary to provide for expenditures in the future.

As at March 31, 2001, ¥4,504 million was provided and included in the accrued expenses account.

3. Securities

The acquisition cost, carrying amount, gross unrealized holding gains and gross unrealized holding losses for securities with fair value by security type at March 31, 2001 and 2002 are as follows:

Available-for-sale securities:

	2001 Millions of yen			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Equity securities	¥30,258	¥28,184	¥2,683	¥4,758
Corporate debt securities	6,620	5,914	7	712
Others	13,110	10,282	19	2,847
	¥49,988	¥44,380	¥2,709	¥8,317

	2002 Millions of yen			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Equity securities	¥19,317	¥19,339	¥2,419	¥2,397
Corporate debt securities	146	128	—	18
Others	13,887	10,907	1	2,981
	¥33,350	¥30,374	¥2,420	¥5,396

	2002 Thousands of U.S. dollars			
	Cost	Carrying amount	Gross unrealized gains	Gross unrealized losses
Equity securities	$148,592	$148,756	$18,603	$18,439
Corporate debt securities	1,123	983	—	140
Others	106,827	83,901	3	22,929
	$256,542	$233,640	$18,606	$41,508

The carrying amount of securities without fair value as at March 31, 2001 and 2002 is summarized as follows:

Available-for-sale securities:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Unlisted equity securities	¥ 2,921	¥ 8,146	$ 62,658
Unlisted corporate debt securities	6,621	1,445	11,117
Others	28,384	53,798	413,833
	¥37,926	¥63,389	$487,608

Proceeds, gross realized gains and gross realized losses from the sale of available-for-sale securities in respect of the years ended March 31, 2001 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Proceeds	¥36,600	¥16,742	$128,782
Gross realized gains	2,109	413	3,175
Gross realized losses	623	728	5,604

4. Inventories

Inventories held by the Companies as at March 31, 2001 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	*2002*	*2002*
Merchandise and products	¥61,260	¥45,009	$346,228
Raw materials	14,432	14,168	108,984
Work in process	6,072	4,848	37,291
Supplies	9,497	6,316	48,585
	¥91,261	¥70,341	$541,088

In order to comply with the revised Pharmaceutical Law and to follow a notice from the Ministry of Health, Labor and Welfare, the Companies recalled certain products and disposed of them, recording a loss totalling to ¥34,361 million ($264,315 thousand).

In line with the Company's management reforms whereby supply chain management is expected to minimize the volume of inventories and keep superior salability of the products, the Company and its certain domestic subsidiaries devalued inventories that do not meet the criteria set under the new management policy.

5. Intangible Assets and Deferred Charges

Intangible assets as at March 31, 2001 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Goodwill*	¥15,640	¥26,295	$202,269
Trademark rights**	16,066	21,473	165,176
Others	20,202	21,739	167,224
	¥51,908	¥69,507	$534,669

*Goodwill as at March 31, 2002 includes goodwill relating to the North American Professional Division from Helene Curtis, Inc. ("Helene Curtis"), the Professional Division from The Lamaur Corporation, the domestic trade rights of Shiseido's products from Takigawa Company, Ltd., the product and trade rights of partial brand goods from Bristol Myers Squib, Inc., and *NARS, Decléor, Sea Breeze* and *Joico* brands. The acquisition costs during each of the years ended March 31, 2002 and 2001 were ¥9,347 million and ¥6,130 million, respectively.

Goodwill is being amortized on a straight-line basis over a 5-year period in Japan and mainly over a 35-year period in other countries. Amortization costs were ¥1,354 million, ¥1,441 million and ¥1,477 million for the years ended March 31, 2002, 2001 and 2000, respectively. Goodwill relating to Zotos International, Inc. was revalued and a write-down of ¥13,226 million was charged to income for the year ended March 31, 2001.

**Trademark rights include acquired product lines from Helene Curtis, Bristol Myers Squib, Inc., and *NARS, Decléor, Sea Breeze* and *Joico* brands.

The acquisition costs during each of the years ended March 31, 2002 and 2001 were ¥4,911 million and ¥13,480 million, respectively.

Trademark rights are being amortized mainly over a 10-year period on a straight-line basis. Amortization costs of ¥1,004 million, ¥838 million and ¥223 million were charged to income for the years ended March 31, 2002, 2001 and 2000, respectively.

6. Long-Term Debt

Long-term debt as at March 31, 2001 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Long-term borrowings from banks and other financial institutions	¥ 7,391	¥ 7,624	$ 58,646
0.90% unsecured yen bonds due in October 2003	30,000	30,000	230,769
0.42% unsecured yen bonds due in January 2005	—	20,000	153,846
Euro Medium-Term Notes due 2002–2006*	13,153	21,347	164,204
	50,544	78,971	607,465
Less: portion due within one year	—	(6,486)	(49,891)
	¥50,544	¥72,485	$557,574

*These notes have been issued by Shiseido Europe S.A. and Shiseido International Corporation. The interest rates at March 31, 2002 ranged from 0.21% to 4.57%.

7. Pension Plans

The Company and its domestic consolidated subsidiaries have a contributory funded defined benefit pension program, which is pursuant to the Japanese Welfare Pension Insurance Law. Certain overseas consolidated subsidiaries also have funded defined benefit pension plans.

The following table sets forth a reconciliation of projected benefit obligations, plan assets, funded status of the pension benefit plans and net liability recognized in the accompanying balance sheets at March 31, 2001 and 2002:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Projected benefit obligation	¥(243,237)	¥(238,384)	$(1,833,720)
Fair value of plan assets	154,150	154,844	1,191,105
Funded status of the plans	(89,087)	(83,540)	(642,615)
Unamortized net obligation at transition*	1,451	1,471	11,317
Unrecognized net actuarial (gain) or loss	26,272	38,491	296,084
Unrecognized prior service cost	(7,547)	(22,479)	(172,916)
Additional minimum liability*	(1,228)	(1,228)	(9,449)
Net liability recognized	¥ (70,139)	¥ (67,285)	$ (517,579)

The net periodic pension benefit cost for the years ended March 31, 2001 and 2002 included the following components:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Service cost	¥13,088	¥13,164	$101,263
Interest cost	6,829	6,979	53,684
Expected return on plan assets	(6,551)	(6,151)	(47,313)
Amortization of net obligation at transition*	96	101	774
Amortization of net actuarial (gain) or loss	1	2,642	20,321
Amortization of prior service cost	(397)	(1,337)	(10,283)
	¥13,066	¥15,398	$118,446

*These are included in the accounts of an overseas consolidated subsidiary that have been prepared in accordance with local accounting standards.

The discount rate used to determine the actuarial present value of projected benefit obligations under the plan that covers employees of the Company and the domestic subsidiaries was 3.0% as of March 31, 2001 and 2002. The rate of expected return on plan assets was 4.0% as of March 31, 2001 and 2002. Attribution of pension benefit to each year of service of the employees is based on "benefit/years-of-service" approach, whereby the same amount of the benefit is attributed to each year.

8. Deferred Tax

Deferred tax assets and liabilities (both current and non-current) consisted of the following elements:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
Deferred tax assets:			
Depreciation	¥ 9,906	¥ 9,626	$ 74,050
Accrued expenses	4,809	3,014	23,181
Accrued enterprise tax	(172)	182	1,399
Accrued bonuses to employees	3,835	4,386	33,736
Inventories	—	9,617	73,980
Unrealized intercompany profit of inventory and fixed assets	5,006	619	4,761
Accrued retirement benefits	26,690	25,364	195,105
Tax losses carried forward	2,128	10,047	77,288
Write-down of investments in securities and other investments	—	5,336	41,050
Unrealized losses on available-for-sale securities	2,400	1,252	9,629
Other	4,656	4,888	37,596
	59,258	74,331	571,775
Allowance for valuation	(2,039)	(3,369)	(25,912)
	¥57,219	¥70,962	$545,863
Deferred tax liabilities:			
Special tax-purpose reserve	645	1,099	8,455
Depreciation	1,211	1,551	11,933
Goodwill and other intangible assets	—	2,396	18,431
Other	560	1,190	9,147
	¥ 2,416	¥ 6,236	$ 47,966

Reconciliation of effective statutory tax rate to actual rate is shown below:

	2001	2002
Effective statutory tax rate	41.0%	41.0%
Adjustments:		
Entertainment expenses and others that are not deductible permanently	(2.5)	(5.1)
Dividends income and others that are not taxable permanently	0.7	1.8
Write-down of goodwill	(9.1)	—
Temporary difference relating to consolidation adjustments	(13.7)	(2.4)
Allowance for valuation	—	(4.5)
Other factor	(0.6)	(6.0)
Actual tax rate	15.8%	24.8%

9. Contingent Liabilities

As at March 31, 2002, the Company was contingently liable for guarantees of loans from banks, which amounted to ¥220 million ($1,694 thousand).

10. Accounting for Leases

The Companies have various lease agreements whereby the Companies act both as a lessee and a lessor. Finance lease contracts (both as a lessee and as a lessor) other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases. Certain key information on such lease contracts of the Companies as a lessee and a lessor for the years ended March 31, 2001 and 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
As a lessee:			
The scheduled maturities of future lease rental payments on such lease contracts were as follows:			
Due within one year	¥ 3,648	¥ 5,099	$ 39,222
Due over one year	8,703	13,279	102,148
	¥12,351	¥18,378	$141,370
Lease rental expenses for the year	¥ 3,770	¥ 4,927	$ 37,903
Assumed depreciation	¥ 3,770	¥ 4,927	$ 37,903
Leased machinery and equipment:			
Assumed purchase cost	¥22,825	¥32,279	$248,296
Assumed accumulated depreciation	(10,474)	(13,901)	(106,926)
Assumed net book value	¥12,351	¥18,378	$141,370

Assumed data as to purchase cost, accumulated depreciation, net book value of leased machinery and equipment include the portion of interest thereon.

Depreciation is based on the straight-line method over the lease term of the leased assets.

	Millions of yen		Thousands of U.S. dollars
	2001	2002	2002
As a lessor:			
The scheduled maturities of future lease rental income on such lease contracts were as follows:			
Due within one year	¥ 433	¥ 571	$ 4,389
Due over one year	1,184	1,579	12,148
	¥1,617	¥2,150	$16,537
Lease rental income for the year	¥ 488	¥ 669	$ 5,148
Depreciation	¥ 436	¥ 589	$ 4,529
Assumed interest income	¥ 59	¥ 101	$ 781
Leased machinery and equipment:			
Purchase cost	¥2,762	¥3,861	$29,699
Accumulated depreciation	(1,193)	(1,808)	(13,906)
Net book value	¥1,569	¥2,053	$15,793

11. Derivative Financial Instruments

In the normal course of business, the Company and its consolidated subsidiaries employ derivative financial instruments, including forward exchange contracts and foreign currency swap arrangements, to manage their exposure to adverse fluctuations in foreign exchange rates relating to receivables, payables and short/long-term debt denominated in foreign currencies. The Company does not use derivatives for speculative or trading purposes.

The contract amount (notional principal amount), estimated fair value and unrealized gain (loss) of the outstanding contracts at March 31, 2002 are summarized below:

	Millions of yen			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen/to pay U.S. dollar	¥ 8,028	¥ 6,041	¥ (916)	¥ (916)
To receive Yen/to pay Euro	5,987	3,887	(288)	(288)

	Thousands of U.S. dollars			
	Contract amount (notional principal amount)			
	Total	Settled over one year	Estimated fair value	Unrealized gain (loss)
Currency swap contracts:				
To receive Yen/to pay U.S. dollar	$ 61,754	$ 46,468	$ (7,043)	$ (7,043)
To receive Yen/to pay Euro	46,057	29,898	(2,212)	(2,212)

Derivatives which meet the criteria for hedge were excluded from the above table.

12. Segment Information

(1) Industry Segment Information

The Company and its subsidiaries operate principally in the following three industrial segments:

Cosmetics ....Women's and men's cosmetics

Toiletries ....Soaps, hair care products, mass market cosmetics and napkins

Others ....Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods and fine chemicals

The industry segment information of the Companies for each of the three years in the period ended March 31, 2002 is presented below:

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Net sales:				
Cosmetics	¥441,375	¥454,097	¥460,004	$3,538,491
Toiletries	91,619	76,424	63,976	492,124
Others	63,649	64,631	65,982	507,556
	¥596,643	¥595,152	¥589,962	$4,538,171
Operating income (loss) before unallocatable costs:				
Cosmetics	¥ 46,559	¥ 41,447	¥ 39,885	$ 306,807
Toiletries	3,684	1,144	(4,554)	(35,032)
Others	1,030	2,297	2,966	22,816
	51,273	44,888	38,297	294,591
Less: unallocatable operating expenses	(13,277)	(12,597)	(12,725)	(97,883)
Operating income	¥ 37,996	¥ 32,291	¥ 25,572	$ 196,708
Total assets:				
Cosmetics	¥293,835	¥334,735	¥317,690	$2,443,768
Toiletries	50,012	64,106	48,940	376,462
Others	112,819	100,465	112,849	868,067
	456,666	499,306	479,479	3,688,297
Unallocatable or headquarters	200,759	165,941	184,562	1,419,711
	¥657,425	¥665,247	¥664,041	$5,108,008
Depreciation:				
Cosmetics	¥ 12,489	¥ 13,292	¥ 13,160	$ 101,232
Toiletries	2,527	3,319	2,925	22,496
Others	6,853	8,223	7,460	57,386
	21,869	24,834	23,545	181,114
Unallocatable or headquarters	60	50	46	357
	¥ 21,929	¥ 24,884	¥ 23,591	$ 181,471
Capital expenditure:				
Cosmetics	¥ 22,553	¥ 30,154	¥ 13,849	$ 106,529
Toiletries	2,283	10,201	1,481	11,392
Others	11,020	14,729	21,402	164,632
	35,856	55,084	36,732	282,553
Unallocatable or headquarters	25	43	69	532
	¥ 35,881	¥ 55,127	¥ 36,801	$ 283,085

As a result of the change of accounting policy (see Note 2. (10)), "Unallocatable or headquarters" assets as at March 31, 2001 were decreased by ¥19,957 million as compared with the previous method.

As a result of the change of accounting policy (see Note 2. (8)), the following items as at March 31, 2001 were increased (decreased) as compared with the previous method:

	Millions of yen
Operating income:	
Cosmetics	¥2,379
Toiletries	176
Others	(47)
Unallocatable operating expenses	(24)
	¥2,484

(2) Information by Geographic Segment

The geographic segment information of the Companies for each of the three years in the period ended March 31, 2002 is presented below:

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Net sales:				
Domestic (inside Japan)	¥509,923	¥490,258	¥460,095	$3,539,193
Outside Japan:				
Americas	22,595	31,158	38,924	299,414
Europe	40,281	44,781	56,805	436,960
Asia, Oceania	23,844	28,955	34,138	262,604
	86,720	104,894	129,867	998,978
	¥596,643	¥595,152	¥589,962	$4,538,171
Operating income (loss) before unallocatable costs:				
Domestic (inside Japan)	¥ 44,903	¥ 38,201	¥ 33,379	$ 256,764
Outside Japan:				
Americas	1,724	2,221	(29)	(220)
Europe	1,863	1,284	1,582	12,165
Asia, Oceania	2,783	3,182	3,365	25,882
	6,370	6,687	4,918	37,827
	51,273	44,888	38,297	294,591
Less: unallocatable operating expenses	(13,277)	(12,597)	(12,725)	(97,883)
Operating income	¥ 37,996	¥ 32,291	¥ 25,572	$ 196,708
Total assets:				
Domestic (inside Japan)	¥346,643	¥363,773	¥308,147	$2,370,364
Outside Japan:				
Americas	48,253	49,957	78,874	606,723
Europe	37,498	56,655	57,501	442,311
Asia, Oceania	24,272	28,921	34,957	268,899
	110,023	135,533	171,332	1,317,933
	456,666	499,306	479,479	3,688,297
Unallocatable or headquarters	200,759	165,941	184,562	1,419,711
	¥657,425	¥665,247	¥664,041	$5,108,008

As a result of the change of accounting policy (see Note 2. (10)), "Unallocatable or headquarters" assets as at March 31, 2001 were decreased by ¥19,957 million as compared with the previous method.

As a result of the change of accounting policy (see Note 2. (8)), the following items as at March 31, 2001 were increased (decreased) as compared with the previous method:

	Millions of yen
Operating income:	
Domestic (inside Japan)	¥2,508
Unallocatable operating expenses	(24)
	¥2,484

(3) Export Sales and Sales by Overseas Subsidiaries

Export sales of the Companies (meaning the amounts of export made by the Company and its domestic subsidiaries plus the sales of overseas consolidated subsidiaries) for each of the three years in the period ended March 31, 2002 are presented below:

	Millions of yen			Thousands of U.S. dollars
	2000	2001	2002	2002
Export sales and sales by overseas subsidiaries:				
Americas	¥25,215	¥ 34,481	¥ 41,621	$ 320,162
Europe	36,173	38,155	51,329	394,837
Asia, Oceania	26,089	33,617	39,355	302,733
	¥87,477	¥106,253	¥132,305	$1,017,732
Percentage of such sales against consolidated net sales	14.7%	17.9%	22.4%	22.4%

13. Subsequent Event

Subsequent to March 31, 2002, the Company's Board of Directors, with the subsequent approval by shareholders on June 27, 2002, declared a cash dividend of ¥3,380 million ($26,006 thousand), equal to ¥8.0 per share, which was applicable to earnings of the year ended March 31, 2002 and payable to shareholders on the register on March 31, 2002.

Report of Independent Accountants

The Board of Directors
Shiseido Company, Limited

We have audited the accompanying consolidated balance sheets of Shiseido Company, Limited and its consolidated subsidiaries as at March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and consolidated statements of cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Shiseido Company, Limited and its consolidated subsidiaries as at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan (see Note 1. (1)) applied on a consistent basis.

As described in Note 2.(3), 2.(8), 2.(9) and 2.(10), Shiseido Company, Limited and its domestic consolidated subsidiaries have adopted newly introduced accounting standards for financial instruments and retirement benefits and revised accounting standards for foreign currency transactions and financial statements with effect from the year ended March 31, 2001.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1. (1) to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation.

ChuoAoyama Audit Corporation

Tokyo, Japan
June 27, 2002

Global Network

(As of March 31, 2002)

Segment	Activity	Parent	Consolidated Subsidiaries				
				Overseas (53)			
		Shiseido Co., Ltd.	Domestic (45)	Americas (16)	Europe (21)	Asia/Oceania (16)	Total (98)
Cosmetics	Manufacturing *Manufacturing and Sales	Kamakura and Kakegawa factories	Osaka Shiseido Co., Ltd. (Osaka and Maizuru) Shiseido Kako Co., Ltd. Shiseido Beautech Co., Ltd. ETWAS Co., Ltd. Haramachi Paper Co., Ltd.	Shiseido America Inc. (Oakland and East Windsor) Davlyn Industries, Inc.	Shiseido International France S.A.S. (Gian and Val de Loire) *Laboratoires Decléor S.A.	Taiwan Shiseido Co., Ltd. (Chung-Li and Shin-Tsu) *Shiseido Liyuan Cosmetics Co., Ltd. *Shanghai Zotos Citic Cosmetics Co., Ltd. *Shiseido (N.Z.) Ltd.	13 (17) *(plus 2 parent company factories)*
	Sales and Other		Shiseido Sales Co., Ltd. Shiseido FITIT Co., Ltd. *Shiseido Asia Pacific* Co., Ltd. IPSA Co., Ltd. d'ici là Co., Ltd. Ettusais Co., Ltd. *Ayura Laboratories Inc.* InterAct Co., Ltd. Beauté Prestige International Co., Ltd. Shiseido International Inc. AXE Co., Ltd. Orbit, Inc. KINARI Inc. Beauty Technology Co., Ltd. Taishi Trading Co., Ltd. Fullcast Co., Ltd. Le Mieux Co., Ltd.	Shiseido International Corporation *Shiseido Cosmetics* (America) Ltd. Shiseido of Hawaii, Inc. Shiseido (Canada) Inc. Shiseido do Brasil Ltda. *Decléor* U.S.A. NARS Cosmetics, Inc. Zirh International, Corp. Shiseido Investment US, Inc. Beauté Prestige International Inc. (Miami)	Shiseido Europe S.A. Shiseido Cosmetici (Italia) S.p.A. *Shiseido Deutschland GmbH* Shiseido France S.A. Shiseido United Kingdom Co., Ltd. Shiseido España S.A. Beauté Prestige International S.A. Beauté Prestige International S.p.A. Beauté Prestige International S.A. (Spain) Beauté Prestige International GmbH (Germany) Beauté Prestige International GmbH (Austria) Les Salons du Palais Royal Shiseido S.A. Carita S.A. Carita International S.A. FIPAL S.A.	Shiseido Dah Chong Hong Cosmetics Ltd. *Shiseido Dah Chong Hong* (Guangzhou) Cosmetics Ltd. Beijing Huazhiyou Cosmetics Sales Center *FLELIS International Inc.* Shiseido Korea Co., Ltd. Shiseido Singapore Co., (Pte.) Ltd. Shiseido Thailand Co., Ltd. SAHA Asia-Pacific Co., Ltd. Shiseido (Australia) Pty., Ltd. S&D Comestics Co., Ltd.	52
Toiletries	Manufacturing *Manufacturing and Sales		*FT Shiseido Co., Ltd. Mieux Products Co., Ltd.				2 (2)
	Sales and Other		Amenity Goods Co., Ltd. PRIER Co., Ltd.			Taiwan FTS Co., Ltd.	3
Others	Manufacturing *Manufacturing and Sales			*Zotos International, Inc. *Joico Laboratories, Inc.			2 (2)
	Sales and Other		Shiseido Beauty Company, Ltd. Shiseido Beauty Salon Co., Ltd. GENIC Corporation Hair Color Plaza Co., Ltd. Shiseido Pharmaceutical Co., Ltd. Shiseido Irica Technology Inc. Shiseido Beauty Foods Co., Ltd. Shiseido Parlour Co., Ltd. The Ginza Co., Ltd. Shiseido Shoppers Club Co., Ltd. Shiseido Logistics Company Ltd. Shiseido Real Estate Development Co., Ltd. Shiseido Lease Co., Ltd. Shiseido Information Network Co., Ltd. Shiseido City Co., Ltd. Kyuryudo Art-Publishing Co., Ltd. Shiseido Astek Co., Ltd. Shiseido Investment Co., Ltd. Phisphere Inc.	Piidea Canada, Ltd. Joico Laboratories Canada, Ltd.	Alma Coiffure S.A. Alma Esthetique E.U.R.L. Joico Laboratories Europe B. V. Joico Holding B. V.	PT. Prana Dewata Ubud	26
Total	Manufacturing *Manufacturing and Sales	2 factories	7 (8)	4 (5)	2 (3)	4 (5)	17 (21) (plus 2 parent company factories)
	Sales and Other		38	12	19	12	81
	Total		45	16	21	16	98
R&D Facilities		Research Center (Shin-Yokohama) Research Center (Kanazawa-Hakkei) Institute of Beauty Sciences/Beauty Creation Center		Shiseido International Corporation in the East Windsor factory Zotos International, Inc. Shiseido America Techno-Center in Zotos International, Inc.	Shiseido Europe Techno-Center in Shiseido Europe S.A. Shiseido International France S.A.S. *in Val de Loire* factory		Domestic: 3 Overseas: 5 in 2 countries

Shiseido Directors/Corporate Officers/Auditors

As of June 27, 2002

Akira Gemma

Morio Ikeda

Shigeo Shimizu

Takeshi Ohori
Tadakatsu Saito

Isao Isejima
Kohei Mori

Sadao Abe
Osamu Hosokawa

Shigeru Akechi
Masami Hamaguchi
Yoshimaru Kumano
Yasutaka Mori
Keizaburo Suzuki
Akira Yamauchi

Takashi Hibino
Takao Kakizaki
Junichi Tsuboi
Michihiro Yamaguchi
Toshimitsu Kobayashi
Yoshikuni Miyakawa
Seiji Nishimori
Kazuhiro Otake
Kazuko Oya
Kazutoshi Satake
Takemasa Yamanaka
Yutaka Yamanouchi

Kazunari Moriya

Hiroshi Yamaguchi

Kinya Imamura
Eiko Oya

Shareholder Information

Shiseido Company, Limited
7-5-5, Ginza, Chuo-ku,
Tokyo 104-8010, Japan
Tel: +81-3-3572-5111

Investor Relations Department,
Corporate Resources Division
Shiseido Company, Limited
7-5-5, Ginza, Chuo-ku,
Tokyo 104-8010, Japan
Tel: +81-3-3572-5111
Fax: +81-3-3289-1235

English Edition:
http://www.shiseido.co.jp/e/
Japanese Edition:
http://www.shiseido.co.jp/

March 31

The annual meeting of shareholders is normally held in June in Tokyo.

Common Stock:
Tokyo Stock Exchange
American Depositary Receipts:
U.S. Over-the-Counter

ChuoAoyama Audit Corporation

The Chuo Mitsui Trust & Banking Co., Ltd.
3-33-1, Shiba, Minato-ku,
Tokyo 105-8574, Japan

Cusip No.: 824841407
Ratio (ADR:ORD): 1:1
Exchange: OTC (Over-the-Counter)
Symbol: SSDOY
Depositary:
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Tel: (212) 815-2042
U.S. toll free: 888-269-2377
(888-BNY-ADRS)
Home page: http://www.adrbny.com

Stock Data

Common Shares Issued and Outstanding: 424,562,353 / Number of Shareholders: 41,422 (As of March 31, 2002)

	'01.4	'01.5	'01.6	'01.7	'01.8	'01.9	'01.10	'01.11	'01.12	'02.1	'02.2	'02.3	'02.4	'02.5
Stock price (yen):														
High	1,379	1,404	1,215	1,190	1,217	1,140	1,250	1,295	1,316	1,205	1,285	1,378	1,486	1,653
Low	1,209	1,175	1,113	1,034	1,075	1,002	1,047	1,178	1,136	1,102	1,071	1,235	1,338	1,412
Volume (thousand shares):	17,298	23,054	24,748	25,768	20,240	18,188	31,139	27,740	30,347	22,436	21,073	29,998	25,203	39,681

In this annual report, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties, and other factors that may cause actual results and achievements to differ from those anticipated in these statements.

Printed in Japan